NEWS RELEASE
TSX Venture Exchange - Symbol: SNV	May 24th, 2007

SONIC ENTERS INTO AGREEMENT FOR HEAVY OIL PROCESS

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) (“Sonic”) today announced that it has entered into an agreement with PetroSonic Energy Systems Inc. (“PetroSonic”) for the development of a crude heavy oil upgrading and processing system utilizing Sonic’s patented technologies.

Under the terms of the agreement, PetroSonic will collaborate and fund the initial development of a new heavy oil Sonoprocess™ for the upgrading and processing of heavy oil. The first stage of the agreement is designed to confirm the development concept, after which Petrosonic will engineer and install a complete prototype plant to optimize the design variables of the system.

Following the successful completion of the first stage, Sonic will have a 40% interest in PetroSonic and will work together with PetroSonic on a prototype installation directly in the field. PetroSonic has an obligation to fund the creation of the prototype plant, subject to Sonic’s option to fund its pro rata share.

By integrating Sonic’s industrial-scale technology into an upgrading Sonoprocess™ for heavy oil, PetroSonic expects to be able to significantly improve the economics of the midstream processes. Upon successful demonstration of the prototype plant, PetroSonic will have a right to obtain a global license from Sonic to use the process, subject to paying a royalty to Sonic. PetroSonic anticipates that its contacts with oil producing companies should enable development and commercial revenues to be fast-tracked.

Dr. David Kahn, PetroSonic’s CEO, commented “The projected reduction in conventional oil production over the next 10 years requires development of heavy oil and bitumen deposits in order to sustain global demand. PetroSonic is focused on adding value in the growing utilization of heavy oil reserves. We have evaluated and selected Sonic’s technology to help achieve our goals in this area.”

About PetroSonic
PetroSonic was founded by CEO Dr. David Kahn in conjunction with Sonic and strategic investors, specifically to develop an economic process for upgrading heavy oil from small and medium producers while addressing the concerns of the producer, pipelines and refineries. PetroSonic’s business strategy is to provide operating plants to heavy oil producers in exchange for processing fees while co-generating an upgraded product and steam. PetroSonic will provide innovative technology solutions and services to the oil and gas energy sector. Dr. Kahn specializes in heavy oil production and processing and has worked with successful heavy oil companies that have later been acquired by companies such as Ivanhoe Energy, Pearl Exploration and Production Ltd. and MegaWest Energy Corp.

About Sonic
Sonic develops and markets Sonoprocess™ technologies utilizing the Company’s core patents for industrial scale sonic generators. Sonic is currently developing proprietary SonoprocessTM applications in collaboration with industry partners to better meet the needs of major process industries such as concrete and oil. Sonic’s first commercially operated Sonoprocess™ is incorporated in the Sonic Treatment System for the remediation of soils contaminated with persistent organic pollutants such as PCB and is marketed in North America and internationally.

For further information, please contact:
Robin Cook, Account Manager
CHF Investor Relations                                                                                            Tel: (416) 868-1079 ext. 228 Fax: (416) 868-6198 Email: robin@chfir.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains “forward looking statements” within the meaning of applicable Canadian securities legislation. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, outcomes of research and development projects with respect to new sonoprocesses, estimated timing of the phases of such research and development projects, planned expenditures, corporate strategies, and participation in projects and financings and any other statements that are not historical facts. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in Sonic's periodic filings with Canadian securities regulators. Although Sonic believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The reader is cautioned not to place undue reliance on forward-looking statements. Sonic undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Canadian securities regulators.

www.SonicEnvironmental.com